Exhibit 99.1

ZIM Reports Financial Results for the First Quarter of 2025

Reported Revenues of $2.01 Billion, Net Income of $296 million, Adjusted EBITDA1 of $779 Million and Adjusted EBIT1 of $463 Million2

Achieved 12% Volume Growth YOY with Carried Volume
of 944 Thousand TEUs in Q1 2025

Reaffirmed Full Year 2025 Guidance of Adjusted EBITDA of $1.6 Billion to $2.2
Billion and Adjusted EBIT of $350 Million to $950 Million3

Declared Dividend of $89 million, or $0.74 per Share

Haifa, Israel, May 19, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) announced today its consolidated results for the three months ended March 31, 2025.

First Quarter 2025 Highlights

•	Net income for the first quarter was $296 million (compared to $92 million in the first quarter of 2024), or diluted earnings per share of $2.45[4] (compared to $0.75 in the first quarter of 2024).
•	Adjusted EBITDA for the first quarter was $779 million, a year-over-year increase of 82%.
•	Operating income (EBIT) for the first quarter was $464 million, compared to $167 million in the first quarter of 2024.
•	Adjusted EBIT for the first quarter was $463 million, compared to $167 million in the first quarter of 2024.
•	Revenues for the first quarter were $2.01 billion, a year-over-year increase of 28%.
•	Carried volume in the first quarter was 944 thousand TEUs, a year-over-year increase of 12%.
•	Average freight rate per TEU in the first quarter was $1,776, a year-over-year increase of 22%.
•	Net leverage ratio[1] of 0.6x at March 31, 2025, compared to 0.8x as of December 31, 2024; net debt[1] of $2.49 billion as of March 31, 2025, compared to net debt of $2.88 billion as of December 31, 2024.

1. See disclosure regarding "Use of Non-IFRS Financial Measures."
2. Operating income (EBIT) for Q1 2025 was $464 million. A reconciliation to Adjusted EBIT is provided in the tables below.
3. The Company does not provide IFRS guidance because it cannot be determined without unreasonable effort. See disclosure regarding "Use of Non-IFRS Measures in the Company's 2025 Guidance."
4 The number of shares used to calculate the diluted earnings per share is 120,508,654. The number of outstanding shares as of March 31, 2025 was 120,457,510.

Eli Glickman, ZIM President & CEO, stated, “ZIM began the year with positive momentum, delivering 12% carried volume growth and strong earnings in the first quarter. Drawing on our transformed fleet and enhanced cost structure, we generated Q1 revenues of $2.01 billion and net income of $296 million. Building on our proven track record of returning capital to shareholders, we declared a dividend of $0.74 per share, or $89 million, representing approximately 30% of our quarterly net income.”

Mr. Glickman added, “As we look toward the remainder of the year, the operating environment is highly uncertain, driven by a range of factors impacting global trade and economic expectations. For ZIM, our focus is on controlling what we can and responding to market shifts quickly with decisive actions. We continuously assess how to best allocate capacity and have taken steps to modify our network to match the changes in cargo flow from China and other Southeast Asian markets into the United States, including within the last week, which underscores the agile nature of our commercial strategy.”

Mr. Glickman concluded, “Despite the heightened level of uncertainty, we have reaffirmed our 2025 outlook of Adjusted EBITDA between $1.6 billion and $2.2 billion and Adjusted EBIT between $350 million and $950 million. We are confident that we have built a resilient business and will continue to benefit from the strategic investment in our fleet with larger, more modern, cost-effective capacity, approximately 40% of which is LNG-fueled. Supported by our lower cost base, we believe ZIM is well positioned to drive profitable growth over the long term.”

Summary of Key Financial and Operational Results

	Q1-25	Q1-24
Carried volume (TEU in thousands)	944	846
Average freight rate ($/TEU)	1,776	1,452
Total revenues ($ in millions)	2,007	1,562
Operating income (EBIT) ($ in millions)	464	167
Profit before income tax ($ in millions)	381	96
Net income ($ in millions)	296	92
Adjusted EBITDA ($ in millions)	779	427
Adjusted EBIT ($ in millions)	463	167
Net income margin (%)	15	6
Adjusted EBITDA margin (%)	39	27
Adjusted EBIT margin (%)	23	11
Diluted earnings per share ($)	2.45	0.75
Net cash generated from operating activities ($ in millions)	855	326
Free cash flow[1] ($ in millions)	787	303
	MAR-31-25	DEC-31-24
Net debt ($ in millions)	2,494	2,876

Financial and Operating Results for the First Quarter Ended March 31, 2025
Total revenues were $2.01 billion for the first quarter of 2025, compared to $1.56 billion for the first quarter of 2024, mainly driven by the increase in freight rates and carried volume.

ZIM carried 944 thousand TEUs in the first quarter of 2025, compared to 846 thousand TEUs in the first quarter of 2024. The average freight rate per TEU was $1,776 for the first quarter of 2025, compared to $1,452 for the first quarter of 2024.

Operating income (EBIT) for the first quarter of 2025 was $464 million, compared to $167 million for the first quarter of 2024. The increase was driven primarily by the above-mentioned increase in revenues.

Net income for the first quarter of 2025 was $296 million, compared to $92 million for the first quarter of 2024, also mainly driven by the above-mentioned increase in revenues.

Adjusted EBITDA for the first quarter of 2025 was $779 million, compared to $427 million for the first quarter of 2024. Adjusted EBIT was $463 million for the first quarter of 2025, compared to $167 million for the first quarter of 2024. Adjusted EBITDA and Adjusted EBIT margins for the first quarter of 2025 were 39% and 23%, respectively. This compares to 27% and 11% for the first quarter of 2024, respectively.

Net cash generated from operating activities was $855 million for the first quarter of 2025, compared to $326 million for the first quarter of 2024.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) increased by $230 million from $3.14 billion as of December 31, 2024 to $3.37 billion as of March 31, 2025. Capital expenditures totaled $78 million for the first quarter of 2025, compared to $24 million for the first quarter of 2024. Net debt position as of March 31, 2025, was $2.49 billion compared to a net debt position of $2.88 billion as of December 31, 2024, a decrease of $382 million. ZIM's net leverage ratio as of March 31, 2025, was 0.6x, compared to 0.8x as of December 31, 2024.

First Quarter 2025 Dividend
In accordance with the Company's dividend policy, the Company's Board of Directors declared a regular cash dividend of approximately $89 million, or $0.74 per ordinary share, reflecting approximately 30% of first quarter 2025 net income. The dividend will be paid on June 9, 2025, to holders of record of ZIM ordinary shares as of June 2, 2025.

All future dividends are subject to the discretion of Company's Board of Directors and to the restrictions provided by Israeli law.

Use of Non-IFRS Measures in the Company’s 2025 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2025 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Full-Year 2025 Guidance
In 2025, the Company continues to expect to generate Adjusted EBITDA between $1.6 billion and $2.2 billion and Adjusted EBIT between $350 million and $950 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 100 countries serving approximately 33,000 customers in over 330 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, Iran and Iranian-backed proxies, the political and military instability in the Middle East and the war between Russia and Ukraine, and the armed conflict between India and Pakistan, among others; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates, imposition and/or increase or decrease in tariffs or other charges imposed on import, export or trade (including by USTR) as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel, the Middle East and elsewhere (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events, changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively; and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited)
(U.S. dollars in millions)

	March 31		December 31
	2025	2024	2024
Assets
Vessels	5,727.5	4,488.7	5,733.0
Containers and handling equipment	1,065.6	822.9	1,013.3
Other tangible assets	105.2	87.7	97.7
Intangible assets	110.3	104.8	109.8
Investments in associates	22.0	30.3	25.4
Other investments	1,109.0	814.0	1,080.9
Other receivables	55.5	82.7	61.0
Deferred tax assets	7.6	2.5	7.5
Total non-current assets	8,202.7	6,433.6	8,128.6

Inventories	217.5	197.3	212.2
Trade and other receivables	760.0	868.0	933.6
Other investments	765.4	744.8	800.4
Cash and cash equivalents	1,546.1	687.9	1,314.7
Total current assets	3,289.0	2,498.0	3,260.9
Total assets	11,491.7	8,931.6	11,389.5

Equity
Share capital and reserves	2,039.8	2,013.9	2,032.7
Retained earnings	1,918.1	527.4	2,004.2
Equity attributable to owners of the Company	3,957.9	2,541.3	4,036.9
Non-controlling interests	6.0	4.1	5.8
Total equity	3,963.9	2,545.4	4,042.7

Liabilities
Lease liabilities	4,539.7	3,716.8	4,600.6
Loans and other liabilities	55.5	66.6	59.9
Employee benefits	55.2	45.4	47.5
Deferred tax liabilities	83.6	5.8	27.6
Total non-current liabilities	4,734.0	3,834.6	4,735.6

Trade and other payables	1,137.8	612.2	736.2
Provisions	85.4	63.6	96.6
Contract liabilities	287.7	292.9	408.9
Lease liabilities	1,235.1	1,534.7	1,321.7
Loans and other liabilities	47.8	48.2	47.8
Total current liabilities	2,793.8	2,551.6	2,611.2
Total liabilities	7,527.8	6,386.2	7,346.8

Total equity and liabilities	11,491.7	8,931.6	11,389.5

CONSOLIDATED INCOME STATEMENTS (Unaudited)
(U.S. dollars in millions, except per share data)

	Three months ended March 31		Year ended December 31
	2025	2024	2024

Income from voyages and related services	2,006.6	1,562.0	8,427.4
Cost of voyages and related services:
Operating expenses and cost of services	(1,162.6)	(1,080.8)	(4,513.2)
Depreciation	(310.8)	(257.7)	(1,130.2)
Gross profit	533.2	223.5	2,784.0

Other operating income	12.5	6.0	46.6
Other operating expenses			(0.8)
General and administrative expenses	(79.0)	(60.8)	(296.1)
Share in loss of associates	(2.4)	(2.1)	(6.4)

Results from operating activities	464.3	166.6	2,527.3

Finance income	40.0	38.7	149.2
Finance expenses	(123.8)	(109.0)	(471.5)

Net finance expenses	(83.8)	(70.3)	(322.3)

Profit before income taxes	380.5	96.3	2,205.0

Income taxes	(84.4)	(4.2)	(51.2)

Profit for the period	296.1	92.1	2,153.8

Attributable to:

Owners of the Company	295.3	90.3	2,147.7
Non-controlling interests	0.8	1.8	6.1
Profit for the period	296.1	92.1	2,153.8

Earnings per share (US$)
Basic earnings per 1 ordinary share	2.45	0.75	17.84
Diluted earnings per 1 ordinary share	2.45	0.75	17.82

Weighted average number of shares for earnings per share calculation:
Basic	120,439,282	120,307,283	120,357,315
Diluted	120,508,654	120,450,586	120,492,425

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Three months ended March 31		Year ended December 31
	2025	2024	2024

Cash flows from operating activities
Profit for the period	296.1	92.1	2,153.8

Adjustments for:
Depreciation and amortization	315.9	260.6	1,142.5
Net finance expenses	83.8	70.3	342.4
Share of losses and change in fair value of investees	2.4	2.1	6.4
Capital gain, net	(11.9)	(6.0)	(43.9)
Income taxes	84.4	4.2	51.2
Other non-cash items	0.4	1.5	10.9
	771.1	424.8	3,663.3

Change in inventories	(5.3)	(18.0)	(32.9)
Change in trade and other receivables	181.8	(236.2)	(352.9)
Change in trade and other payables, including contract liabilities	(126.2)	133.3	357.8
Change in provisions and employee benefits	1.4	3.2	35.4
	51.7	(117.7)	7.4

Dividends received from associates	1.0	1.2	3.1
Interest received	30.4	22.0	97.3
Income taxes received (paid)	0.5	(4.2)	(18.4)
Net cash generated from operating activities	854.7	326.1	3,752.7

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	9.9	1.5	18.7
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(78.0)	(24.4)	(214.1)
Disposal (acquisition) of investment instruments, net	(13.2)	199.0	85.8
Loans granted to investees	(1.9)	(1.2)	(6.1)
Change in other receivables	7.4	7.7	31.6
Change in other investments (mainly deposits), net	34.1	1.1	(139.1)
Net cash generated from (used in) investing activities	(41.7)	183.7	(223.2)

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(460.4)	(636.7)	(2,082.6)
Dividend paid to non-controlling interests	(0.2)	(0.4)	(4.0)
Dividend paid to owners of the Company			(579.2)
Interest paid	(121.7)	(103.7)	(465.6)
Net cash used in financing activities	(582.3)	(740.8)	(3,131.4)

Net change in cash and cash equivalents	230.7	(231.0)	398.1
Cash and cash equivalents at beginning of the period	1,314.7	921.5	921.5
Effect of exchange rate fluctuation on cash held	0.7	(2.6)	(4.9)
Cash and cash equivalents at the end of the period	1,546.1	687.9	1,314.7

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT*
(U.S. dollars in millions)

	Three months ended March 31		Year ended December 31
	2025	2024	2024

Net income (loss)	296	92	2,154
Financial expenses, net	84	70	322
Income taxes	84	4	51
Operating income (EBIT)	464	167	2,527
Capital loss (gain), beyond the ordinary course of business	(2)		(2)
Expenses related to legal contingencies			24
Adjusted EBIT	463	167	2,549
Adjusted EBIT margin	23%	11%	30%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA*
(U.S. dollars in millions)

	Three months ended March 31		Year ended December 31
	2025	2024	2024

Net income (loss)	296	92	2,154
Financial expenses, net	84	70	322
Income taxes	84	4	51
Depreciation and amortization	316	261	1,143
EBITDA	780	427	3,670
Capital loss (gain), beyond the ordinary course of business	(2)		(2)
Expenses related to legal contingencies			24
Adjusted EBITDA	779	427	3,692
Net income (loss) margin	15%	6%	26%
Adjusted EBITDA margin	39%	27%	44%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW*
(U.S. dollars in millions)

	Three months ended March 31		Year ended December 31
	2025	2024	2024

Net cash generated from operating activities	855	326	3,753
Capital expenditures, net	(68)	(23)	(196)
Free cash flow	787	303	3,557

* The table above may contain slight summation differences due to rounding.